UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

 SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On January 23, 2023, following the failure to receive the necessary shareholder approval, Midatech Pharma PLC (the “Company”) received a termination notice from Bioasis Technologies Inc. (“Bioasis”) to terminate the Arrangement Agreement, by and between the Company and Bioasis, dated as of December 13, 2022, as amended on December 18, 2022 (the “Arrangement Agreement”), and the transactions related thereto.

In connection with the termination of the Arrangement Agreement, on January 26, 2023, the Company terminated the Securities Purchase Agreement by and between the Company and a certain institutional investor (the “Investor”), dated as of December 13, 2022, as amended on December 16, 2022, and the Registration Rights Agreement, by and between the Company and the Investor, dated as of December 13, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 26, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer